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                         BROAD RIVER PROPERTIES, L.L.C
                          One Insignia Financial Plaza
                        Greenville, South Carolina 29602

                                                    May 8, 1998

To:  The Limited Partners of
     Angeles Income Properties, Ltd. II

         Enclosed for your review and consideration are documents which supplement and update the terms of an offer by Broad River Properties, L.L.C. ("Broad River") to purchase your units of limited partnership interests in Angeles Income Properties, Ltd. II (the "Partnership"). Broad River has increased the purchase price of its offer to $160 net to the seller in cash per unit.

         Broad River understands that some Limited Partners have received an offer from Everest Properties II, LLC ("Everest Properties"), dated
April 29, 1998, to purchase up to 3.0% of the outstanding units on a "first-received, first-buy" basis at $160 per unit, which amount will be reduced by any cash distributions to Limited Partners after April 24, 1998 AND by transfer fees ($150 per tender) charged by the Partnership. Broad River's purchase price, on the other hand, will not be reduced by the Partnership's $150 transfer fee. Thus, a Limited Partner holding ten units who tenders to Everest Properties would receive only $1,450, or approximately 90% of the $1,600 purchase price that would be received if he instead tendered his units to Broad River.

         Because Everest Properties' offer is structured in a "first-received, first-buy" manner, a Limited Partner who chooses to sell his units to Everest Properties will not be entitled to withdrawal or proration rights. By comparison, Broad River is offering to purchase up to 40,000 units subject to "withdrawal rights" -- that is, a Limited Partner who tenders unit can withdraw the tendered units before the tender offer expires. The effect of the Everest Properties' offer is to prevent Limited Partners who tender their units to Everest Properties from having the later opportunity to withdraw such units which they might wish to do if a higher offer were made.

         LIMITED PARTNERS WHO HAVE ALREADY TENDERED THEIR UNITS TO BROAD RIVER WILL RECEIVE THE NEW PURCHASE PRICE OF $160 PER UNIT WITHOUT TAKING ANY FURTHER ACTION.

         If you have any questions concerning Broad River's tender offer, or need assistance in completing the forms necessary to tender your units, or would like another copy of the Offer to Purchase, please contact our Information Agent, Beacon Hill Partners, at (800) 854-9486.

         Thank you.

                                             Sincerely,


                                             Broad River Properties, L.L.C.